Exhibit 99.1

ICON announces ADS Payment Date and NASDAQ Ex-Date for “Stock Split”

DUBLIN, Ireland--(BUSINESS WIRE)--ICON (NASDAQ:ICLR) (ISIN: IE0005711209), a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, today announced its payment or issuance date, and the NASDAQ ex-date for its bonus issue of ADSs.

The bonus shares will be issued to holders of ADSs on August 12, 2008. The trading price of ICON’s ADSs to effect the Bonus Issue should adjust prior to the opening of trading on August 13, 2008, the ex-date set by NASDAQ.

The effect of the bonus issue of one new ADS to the holder of record on August 8, 2008 of each existing ADS will be the equivalent of a 2-for-1 stock split.

ICON is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently operates from 71 locations in 38 countries and has approximately 6,500 employees. Further information is available at www.iconplc.com

The statements made in this Press Release may contain forward-looking statements that involve a number of risks and uncertainties. In addition to the matters described in this Press Release, the ability to maintain large client contracts or enter into new contracts, maintain client relationships and the ability to manage the opening of new offices, the integration of new business mergers and acquisitions, as well as other risks and uncertainties detailed from time to time in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, may affect the actual results achieved by ICON. ICON disclaims any intent or obligation to update these forward-looking statements.

CONTACT:
ICON
Investor Relations, 1-888-381-7923
or
Ciaran Murray, CFO, + 353 –1-291-2000